Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2012	2011	2010	2009	2008 (1)
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$262.8	$98.0	$189.3	$781.0	$(1,016.00)
Distributed income of equity investees			—	—	—
Interest expense on debt	44.8	55.2	57.3	70.8	81.6
Interest portion of rental expense	6.3	7.6	9.4	11.7	13.1
Earnings (loss)	$313.9	$160.8	$256.0	$863.5	$(921.30)
Interest expense on debt	44.8	55.2	$57.3	$70.8	$81.6
Interest portion of rental expense	6.3	7.6	9.4	11.7	13.1
Fixed charges	$51.1	$62.8	$66.7	$82.5	$94.7
Ratio of earnings to fixed charges	6.1	2.6	3.8	10.5	—

(1)	Earnings were inadequate to cover fixed charges by $1,016.4 for the year ended December 31, 2008.